UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Proposals of the Board of Directors to be submitted to the Banco Bradesco S.A.’s stockholders in the Special Stockholders’ Meeting which will ratify the capital stock increase by means of the subscription of new stocks proposed on this date.

To increase the capital stock by the amount of R$2,800,000,000.00, increasing it from R$20,200,000,000.00 to R$23,000,000,000.00, by means of the capitalization of part of the balance in the “Profit Reserve - Statutory Reserve” account, attributing to the Company’s stockholders, on a free basis, as bonus stock, 1 (one) new stock for each 2 (two) stocks held of the same type.

Simultaneously to the operation in the Brazilian Market, and in the same proportion, the bonus stock will benefit the DRs - Depositary Receipts holders in the U.S. (NYSE) and European (Latibex) Markets, as investors will receive one (1) new DR for two (2) DRs, which will continue to be traded at the ratio of one (1) stock for one (1) DR, in the respective markets.

The record date of right to bonus will be informed to the market by the Company, after the approval of the respective process by the Central Bank of Brazil.

The bonus will be always made in whole numbers, and the remainders verified, resulting from fractions, will be sold on BVSP – Bolsa de Valores de São Paulo (São Paulo Stock Exchange) and the amount ascertained will be fully taken to credit of a Capital Reserve account, for the use in a new and future capital increase, benefiting all stockholders, indistinctly, in view of the high operational cost of their distribution and the insignificant amount that these remainders would represent to each stockholder.

The operation aims at adjusting the market quotation value to a more attractive level for trading, providing an improved liquidity to the stocks, not implying an increase in the distribution of monthly dividends and/or interest on own capital.

Thus, the monthly interest on own capital to be declared after including the bonus stock in stockholders’ positions will have its value adjusted, so that the stockholders will continue receiving an equal amount of Interests.

 The unit price to be attributed to the bonus stock, pursuant to the provisions in the Paragraph One of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service 25, as of 3.6.2001, will be informed on the day of the Meeting.

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Proposals of the Board of Directors yo be submitted to the Banco Bradesco S.A.’s stockholders in the Special Stockholders’ Meeting which will ratify the capital stock increase by means of the subscription of new stocks proposed on this date.              .2.

Bonus Stocks Rights – Entitled to Monthly, and possibly Complementary, Dividends and/or Interest on Own Capital to be declared as from the date of the approval of the respective process by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to the other stocks as from the aforementioned date.

Cidade de Deus, Osasco, SP, December 17th , 2007.

Board of Directors

Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice- Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We hereby declare that this is a free English translation of part of the Minutes of the Special General Meeting # 1.266 of the Bank’s Board of Directors, held on December 17 th, 2007, drawn up in the Company’s records.

Banco Bradesco S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19th, 2007

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.